Exhibit 99.1

Genius Group approves share buyback for 20% of issued shares

SINGAPORE, April 9, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that shareholders voted 97.5% in favor of a share buyback.

Based on receiving shareholder approval at its April 7, 2025, the Company’s Board has instructed management to proceed with the share buyback, with the timing of the buyback at the management’s discretion. The buyback is for up to 20% of the Company’s shares, which is the maximum permitted by Singapore law to be approved at an EGM and shall be effected in compliance with any and all Singapore, federal securities law and NYSE requirements.

Furthermore, the Company has previously reported it has been unable to issue shares related to its long-standing employee share compensation plan, in compliance with Singapore employment laws as a result of the Preliminary Injunction (PI) issued by the United States District Court Southern District of New York (SDNY), which has been in effect since March 13, 2025.

To regain legal compliance in Singapore, the Company’s Board has approved for all compensation that should have been paid through share issuances to be paid in cash instead, and it has granted permission for the effected employees to voluntarily reinvest their respective cash payouts into shares of the Company by purchasing shares directly on the open market as individual investors, subject to applicable securities laws.

Roger Hamilton, CEO of Genius Group, said “Whilst a US court has blocked us from selling our shares, there is no block on buying our shares. The vote by our shareholders overwhelmingly in favor of a share buyback indicates their support of our efforts to protect Genius Group and our shareholders in the face of the excessive restrictions imposed by the court on our operations.”

“We have continued and will continue to bring to the court’s attention through all avenues open to us the fraud being perpetrated on both the court and the company that has led to the current block on our ability to raise financing, pay employees, fund our growth or buy Bitcoin.”

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

For more information, please visit https://www.geniusgroup.ai/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contact

For enquiries, contact investor@geniusgroup.ai